COOK PINE SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

COOK PINE SECURITIES, LLC
CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cook Pine Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cook Pine Securities LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Cook Pine Securities LLC's auditor since 2021.

New York, NY

February 21, 2022

COOK PINE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	34,540
Prepaid expenses		5,859
Total assets	$	40,399

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	100
Members' equity		40,299
Total liabilities and members' equity	$	40,399

The accompanying notes are an integral part of these financial statements.

COOK PINE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues		
Consulting and advisory fees	$	-
		-
Expenses		
Professional fees		28,457
Occupancy		7,560
Regulatory fees and expenses		3,209
Other expenses		1,976
		41,202
Net (loss)	$	(41,202)

The accompanying notes are an integral part of these financial statements.

COOK PINE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, December 31, 2020	$	31,501
Net (loss)		(41,202)
Members' contributions		50,000
Balance, December 31, 2021	$	40,299

The accompanying notes are an integral part of these financial statements.

4

COOK PINE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net (loss)	$ (41,202)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(3,534)
Decrease in accounts payable and accrued expenses	(1,675)
Total adjustments	(5,209)
Net cash used in operating activities	(46,411)
Cash flows from financing activities:	
Members' contributions	50,000
Net cash provided by financing activities	50,000
Net increase in cash	3,589
Cash at beginning of the year	30,951
Cash at end of the year	$ 34,540

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Cook Pine Securities LLC (the "Company") was organized as a Limited Liability Company on September 22, 2009, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2013. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Going Concern

The Company incurred a net loss of $41,202 for the year ended December 31, 2021 and losses in prior years. These conditions raise doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

The Company's members had provided capital in prior years and have continued to provide additional working capital to the Company and are committed to continue advancing the required working capital to the Company in the future.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no fees receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $34,440, which was $29,440 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with an affiliate (the "Affiliate"), Cook Pine Capital LLC for services that are shared and paid by the Affiliate. The Company reimburses the Affiliate for these expenses, and they have been included in accounts payable and accrued expenses on the accompanying statement of financial condition. As per the expense sharing agreement the rent expense is $630 per month. The rent is month-to-month and there will be no impact on the Company's financial statements upon adoption of FASB 842.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. COVID-19

During the fiscal year of 2021, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. The financial impacts to the Company have resulted in significantly reduced revenues. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2021, and the auditor's report date, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into these financial statements herein.

COOK PINE SECURITIES, LLC
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2021

COOK PINE SECURITIES, LLC

**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2021

Aggregate Indebtedness		
Accounts payable and accrued expenses	$	100
Total Members' Equity	$	40,299
Adjustments to Net Capital		
Prepaid expenses	(5,859)	
Total Adjustments to Net Capital		(5,859)
Net Capital, as defined	$	34,440
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		7
(b) Minimum net capital required of broker dealer	$	5,000
Net Capital Requirement (Greater of (a) or (b))	$	5,000
Net Capital In Excess of Requirement	$	29,440
Net Capital less greater of 10% of A.I. or	$	28,440
120% of Net Capital Requirement		
Ratio Of Aggregate Indebtedness To Net Capital		.0029 to 1
Reconciliation with the Company's computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	34,440
Net audit adjustments		-
Net capital per above	$	34,440

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

COOK PINE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities. Accordingly, there are no items to report under the requirements of this Rule.

See accompanying report of independent registered public accounting firm.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Cook Pine Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, advisory and other similar services and therefore, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3)   The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, Eiichiro Kuwana, affirm that, to my best knowledge and belief, this Exemption Report is true and correct, without exception.

Signature:_____
                Eiichiro Kuwana, Chief Executive Officer



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cook Pine Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Cook Pine Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to private placement of securities, advisory and other similar service. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts throughout the most recent fiscal year. The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC.

New York, NY

February 21, 2022